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05007645

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Samsung Electronics Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3109 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 5/5/05

ARIS
12-31-04

SAMSUNG ELECTRONICS CO., LTD.

Audit Report 2004

as of and for the years ended December 31, 2004 and 2003

SAMIL PRICEWATERHOUSECOOPERS



ELECTRONICS

April 20, 2005

Business Report for the Fiscal Year 2004

☐ **Annual report pursuant to article 186-2 of the Korea Securities Exchange Act.**
For the period between January 1, 2004 and December 31, 2004.

☐ **This report outlines corporate overview, business operation, financial information, audit report, corporate governance and affiliates, stock information, management and employees, and related-party transactions.**

☐ Table of Contents


SEC MAIL PROCESSING
APR 22 2005
WASH, D.C.
SECTION

Ⅲ. Financial Information

1. Financial Summary
2. Notes to Financial Statements
3. Accounting Information
4. Financial Statements
5. Consolidated Financial Statements.
6. Finances by Divisions
7. Financial Statements Before and After Merger & Acquisition

Ⅳ. Audit Report

1. Independent Auditor (Accountants)s' Report
2. Internal Auditor's Report
3. Independent Auditor's Report on Consolidated Financial Statements
4. Auditor Compensation for the Past Three Fiscal Years
5. Others

Ⅴ. Corporate Governance and Affiliates

1. Corporate Governance
2. Affiliates
3. Equity Investment

Ⅵ. Stock Information

1. Shareholder Composition
2. Stock-Related Administration
3. Stock Performance and Transactions for the Last Six Months

Ⅶ. Management and Employees

1. Management
2. Employees
3. Labor Union
4. Accounting Experts

Ⅷ. Related Party Transaction

Ⅸ. Appendix

Ⅹ. Others

※ The material information in the annual report for FY 2004 is as follows:

□ 2004 Share Buyback and Retirement

- In 2004 Samsung Electronics repurchased 7,136,100 common shares and 313,880 preferred shares, retired 5,210,000 common shares and 590,000 preferred shares , and provided 512,139 treasury shares (common shares) to option holders.
- Samsung Electronics holds 13,920,486 common shares and 1,879,693 preferred shares in treasury stock as of the end of 2004 (12,506,525 common shares and 2,155,813 preferred shares as of the end o f 2003).

□ Production Capability

(Unit: thousands of units)

Business Division	Product	Manufacturing site	FY2004 (Jan. 1 to Dec. 31, 2004)	FY2003 (Jan. 1 to Dec. 31, 2003)	FY2002 (Jan. 1 to Dec. 31, 2002)
			Volume	Volume	Volume
Digital Media	CTV	Suwon	1,486	2,304	2,621
	Monitor	Suwon	1,040	1,865	5,053
	D/P	Suwon	575	1,026	1,740
	N/P	Suwon	271	795	930
	DVD Combo	Suwon	1,722	1,800	3,600
	Laser PRT	Gumi	375	887	838
Telecommunication Network	HHP	Gumi	63,910	50,500	43,480
Semiconductor	Memory	Giheung	2,692,000	1,346,000	793,000
	LSI	Giheung	2,316,000	1,802,000	1,570,000
	HDD	Gumi	26,260	18,660	13,010
	CD-RW	Suwon	2,593	4,344	9,261
LCD	TFT-LCD	Giheung, Cheonan	93,600	38,000	25,000
Digital Appliance	Air conditioner	Suwon	1,159	1,862	2,250
	Microwave	Suwon	276	1,718	4,073
	Washing machine	Suwon	877	1,696	1,828

□ Sales by major product

(Unit: 100 million KRW)

Category		FY 2004 (Jan. 1 to Dec. 31, 2004)	FY 2003 (Jan. 1 to Dec. 31, 2003)	FY 2002 (Jan. 1 to Dec. 31, 2002)
CTV	Exports	11,781	12,254	10,517
	Domestic sales	5,927	5,928	7,199
	Total	17,708	18,182	17,716
Monitor	Exports	9,244	9,445	19,585
	Domestic sales	5,366	4,968	5,531
	Total	14,610	14,412	25,116
Computer	Exports	3,093	5,091	4,540
	Domestic sales	10,598	10,784	12,524
	Total	13,691	15,875	17,064
HHP	Exports	149,527	100,355	72,394
	Domestic sales	27,966	27,997	33,672
	Total	177,493	128,352	106,067
System (Telecom)	Exports	6,340	5,986	2,934
	Domestic sales	4,925	7,191	14,113
	Total	11,265	13,177	17,047
Memory	Exports	132,576	86,726	75,419
	Domestic sales	8,558	5,150	5,312
	Total	141,134	91,876	80,731
LCD	Exports	79,206	48,011	28,411
	Domestic sales	7,681	3,913	1,968
	Total	86,887	51,924	30,379
LSI	Exports	21,312	17,160	15,538
	Domestic sales	1,499	1,251	1,406
	Total	22,811	18,411	16,944
Refrigerator	Exports	5,731	4,727	3,795
	Domestic sales	7,161	7,373	8,460
	Total	12,892	12,100	12,255
Microwave	Exports	806	2,575	3,628
	Domestic sales	320	418	476
	Total	1,126	2,993	4,104
HDD	Exports	11,189	9,554	8,041
	Domestic sales	1,394	1,525	2,073
	Total	12,583	11,079	10,114

□ R&D Expense

(Unit: million KRW)

Category		FY 2004 (Jan. 1 to Dec. 31, 2004)	FY 2003 (Jan. 1 to Dec. 31, 2003)	FY 2002 (Jan. 1 to Dec. 31, 2002)
Material cost		382,613	228,919	179,352
Labor cost		901,937	614,703	554,694
Depreciation cost		147,543	127,886	101,792
Outsourcing cost		767,615	559,798	313,930
Others		2,590,181	1,998,126	1,792,495
Total R&D expense		4,789,889	3,529,433	2,942,262
Accounting breakdown	SG&A	2,687,418	2,017,298	1,759,792
	COGS	2,102,471	1,512,135	1,182,471
	R&D expense (intangible assets)	-	-	-
Total R&D expense/sales ratio (total R&D expense ÷ sales x 100)		8.3%	8.1%	7.3%

PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD.

Audit Report 2004

as of and for the years ended December 31, 2004 and 2003

Samsung Electronics Co., Ltd.
Index
December 31, 2004 and 2003

Page(s)

Samil Pricewaterhouse Coopers
Kukje Center Building
191 Hankangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O.Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of Samsung Electronics Co., Ltd. (the "Company") as of December 31, 2004 and 2003, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsung Electronics Co., Ltd. as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares of Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company cannot presently be determined.

As discussed in Note 26 to the accompanying non-consolidated financial statements, the Company had sales to, and purchases from, subsidiaries and affiliated companies within the Samsung Group amounting to ₩2,379,191 million and US$37,983,923 thousand, and ₩11,052,972 million and US$9,135,020 thousand, respectively, during the year ended December 31, 2004, and the related accounts receivable and accounts payable as of December 31, 2004 amounted to ₩940,170 million and US$382,382 thousand, and ₩1,847,781 million and US$607,950 thousand, respectively.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 28, 2005

This report is effective as of January 28, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Assets				
Current assets				
Cash and cash equivalents	₩ 957,819	₩ 1,268,209	$ 918,331	$ 1,215,924
Short-term financial instruments (Note 4)	4,186,706	4,246,836	4,014,100	4,071,751
Short-term available-for-sale securities (Note 5)	2,289,365	2,470,600	2,194,981	2,368,744
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	1,331,587	1,381,429	1,276,689	1,324,477
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 6)	937,658	715,825	899,001	686,314
Inventories, net to valuation losses (Note 7)	3,154,318	2,479,958	3,024,274	2,377,716
Prepaid expenses and other current assets	1,101,038	919,552	1,055,645	881,641
Total current assets	13,958,491	13,482,409	13,383,021	12,926,567
Lease payment receivables under capital lease (Note 8)	312,034	-	299,170	-
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 11)	19,727,807	17,189,204	18,914,484	16,480,541
Long-term available-for-sale securities (Note 9)	463,197	571,340	444,101	547,785
Equity-method investments (Note 10)	8,353,211	6,610,632	8,008,831	6,338,094
Deferred income tax assets (Note 24)	-	360,442	-	345,582
Intangible assets, net of accumulated amortization (Note 12)	399,376	333,133	382,911	319,399
Long-term deposits and other assets (Note 13)	602,427	656,221	577,590	629,166
Total assets	₩43,816,543	₩39,203,381	$ 42,010,108	$ 37,587,134

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 1,823,316	₩ 1,861,180	$ 1,748,146	$ 1,784,449
Current portion of long-term debt (Notes 14 and 15)	-	1,045,211	-	1,002,120
Other accounts and notes payable	2,595,557	2,686,998	2,488,549	2,576,221
Accrued expenses	2,359,751	2,161,407	2,262,465	2,072,298
Income taxes payable	1,378,429	884,012	1,321,600	847,567
Other current liabilities	563,850	553,090	540,604	530,287
Total current liabilities	8,720,903	9,191,898	8,361,364	8,812,942
Foreign currency notes and bonds (Note 15)	98,545	113,860	94,482	109,166
Deferred income tax liabilities (Note 24)	19,983	-	19,159	-
Accrued severance benefits (Note 16)	397,084	325,939	380,713	312,501
Other long-term liabilities	139,619	157,209	133,864	150,728
Total liabilities	₩ 9,376,134	₩ 9,788,906	$ 8,989,582	$ 9,385,337

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Commitments and contingencies (Note 17)				
Shareholders' equity				
Capital stock (Note 18)				
Common stock	₩ 778,047	₩ 775,774	$ 745,970	$ 743,791
Preferred stock	119,467	119,467	114,542	114,542
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,356,898	4,222,333	4,177,275
Other capital surplus	1,927,773	1,861,920	1,848,296	1,785,158
Retained earnings (Note 19)	30,575,041	24,409,709	29,314,517	23,403,364
(Net income of ₩10,786,742 million in 2004 and₩5,958,998 million in 2003)				
Capital adjustments				
Treasury stock (Note 21)	(4,159,639)	(3,457,834)	(3,988,149)	(3,315,277)
Others (Note 22)	795,827	1,348,541	763,017	1,292,944
Total shareholders' equity	34,440,409	29,414,475	33,020,526	28,201,797
Total liabilities & shareholder's equity	₩43,816,543	₩39,203,381	$ 42,010,108	$ 37,587,134

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Sales (Note 26)	₩57,632,359	₩43,582,016	$ 55,256,337	$ 41,785,250
Cost of sales (Note 26)	37,279,686	29,518,753	35,742,748	28,301,776
Gross profit	20,352,673	14,063,263	19,513,589	13,483,474
Selling, general and administrative expenses	8,335,796	6,870,561	7,992,135	6,587,307
Operating profit	12,016,877	7,192,702	11,521,454	6,896,167
Non-operating income				
Interest and dividend income	295,428	250,205	283,248	239,890
Foreign exchange gains	402,774	295,269	386,169	283,096
Gain on foreign currency translation (Note 28)	138,528	13,415	132,817	12,862
Gain on valuation of investments using the equity method of accounting (Note 10)	576,923	-	553,138	-
Others	723,088	556,266	693,277	533,332
	2,136,741	1,115,155	2,048,649	1,069,180
Non-operating expenses				
Interest expense	65,970	95,656	63,250	91,712
Foreign exchange losses	364,867	355,767	349,825	341,100
Loss on foreign currency translation (Note 28)	41,903	34,182	40,175	32,773
Loss on valuation of investments using the equity method of accounting (Note 10)	-	228,916	-	219,478
Loss on impairment of available-for-sale securities (Notes 5 and 9)	10,166	339,646	9,747	325,643
Others	546,186	349,200	523,668	334,804
	1,029,092	1,403,367	986,665	1,345,510
Ordinary profit	13,124,526	6,904,490	12,583,438	6,619,837

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
For the years ended December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Extraordinary income	₩ -	₩ -	$ -	$ -
Extraordinary loss	-	-	-	-
Net income before income taxes	13,124,526	6,904,490	12,583,438	6,619,837
Income tax expense (Note 24)	2,337,784	945,492	2,241,403	906,512
Net income	₩10,786,742	₩ 5,958,998	$ 10,342,035	$ 5,713,325
Basic earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 67,899	₩ 36,356	$ 65	$ 35
Diluted earnings per share (Note 25) (in Korean won and U.S. dollars)	₩ 66,864	₩ 35,930	$ 64	$ 34

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Appropriations of Retained Earnings
For the years ended December 31, 2004 and 2003
Date of appropriations: February 28, 2005 and February 27, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Retained earnings before appropriations				
Unappropriated retained earnings carried over from the prior year	₩ 31	₩ 31	$ 30	$ 30
Changes in retained earnings of equity-method investees	-	21,482	-	20,596
Interim dividends (Note 20) (Dividend rate: 100% in 2004 and 10% in 2003)	(791,139)	(81,541)	(758,523)	(78,179)
Retirement of treasury stock (Note 18)	(3,025,128)	(981,298)	(2,900,410)	(940,842)
Net income	10,786,742	5,958,998	10,342,035	5,713,325
	6,970,506	4,917,672	6,683,132	4,714,930
Appropriations (Note 19)				
Legal reserve	3,000	3,000	2,876	2,876
Reserve for business rationalization	1,000,000	1,000,000	958,773	958,773
Reserve for research and human resource development	4,000,000	2,500,000	3,835,092	2,396,932
Cash dividends (Note 20)	772,711	805,143	740,854	771,949
(Common stock: 100% in 2004 and in 2003)				
(Preferred stock: 101% in 2004 and in 2003)				
Reserve for loss on disposal of treasury stock	550,000	-	527,325	-
Reserve for capital expenditure	644,765	609,498	618,183	584,370
	6,970,476	4,917,641	6,683,103	4,714,900
Unappropriated retained earnings carried over to the subsequent year	₩ 30	₩ 31	$ 29	$ 30

The accompanying notes are an integral part of these non-consolidated financial statements.

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Cash flows from operating activities				
Net income	₩10,786,742	₩5,958,998	$ 10,342,035	$ 5,713,325
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	4,526,115	3,761,119	4,339,516	3,606,058
Provision for severance benefits	365,041	257,011	349,991	246,415
Loss on foreign currency translation	41,903	34,182	40,175	32,773
Gain on foreign currency translation	(138,528)	(13,415)	(132,817)	(12,862)
Gain on valuation of investments using the equity method of accounting	(576,923)	-	(553,138)	-
Loss on valuation on investments using the equity method of accounting	-	228,916	-	219,478
Loss on impairment of available-for-sale securities	10,166	339,646	9,747	325,643
Deferred income taxes	380,425	(414,092)	364,741	(397,020)
Others	322,663	342,780	309,361	328,648
	15,717,604	10,495,145	15,069,611	10,062,458
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(83,295)	(347,302)	(79,861)	(332,984)
Increase in other accounts and notes receivable	(228,436)	(301,573)	(219,018)	(289,140)
Increase in inventories	(854,560)	(366,962)	(819,329)	(351,833)
Increase (Decrease) in trade accounts and notes payable	(33,669)	199,654	(32,281)	191,423
Increase (Decrease) in other accounts and notes payable	(72,759)	701,331	(69,759)	672,417
Increase in accrued expenses	279,889	281,988	268,350	270,362
Increase (Decrease) in income taxes payable	475,180	(344,043)	455,590	(329,859)
Payment of severance benefits	(190,359)	(103,756)	(182,511)	(99,478)
Others	(205,250)	57,225	(196,789)	54,866
Net cash provided by operating activities	14,804,345	10,271,707	14,194,003	9,848,232

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2004	2003	2004	2003
Cash flows from investing activities				
Disposal of short-term financial instruments	₩ 60,130	₩ 26,166	$ 57,651	$ 25,087
Proceeds from disposal of short-term available-for-sale securities	2,518,498	3,209,090	2,414,667	3,076,788
Acquisition of short-term available-for-sale securities	(2,292,871)	(3,896,389)	(2,198,342)	(3,735,752)
Proceeds from disposal of property, plant and equipment	520,865	92,057	499,391	88,262
Acquisition of property, plant and equipment	(7,869,985)	(6,789,358)	(7,545,527)	(6,509,452)
Proceeds from long-term available-for-sale securities	102,667	148,504	98,434	142,382
Proceeds from disposal of investments	300,840	281,688	288,437	270,075
Acquisition of long-term available-for-sale securities	(23,083)	(54,444)	(22,131)	(52,199)
Acquisition of equity-method investments	(1,980,439)	(244,911)	(1,898,791)	(234,814)
Others	(128,280)	(114,992)	(122,991)	(110,251)
Net cash used in investing activities	(8,791,658)	(7,342,589)	(8,429,202)	(7,039,874)
Cash flows from financing activities				
Repayment of current portion of long-term debt	(1,001,207)	(183,340)	(959,930)	(175,781)
Payment of dividends	(1,596,281)	(910,192)	(1,530,471)	(872,667)
Acquisition of treasury stock	(3,841,485)	(1,978,562)	(3,683,111)	(1,896,991)
Exercise of stock options	115,924	1,909	111,145	1,830
Others	(28)	(104)	(27)	(100)
Net cash used in financing activities	(6,323,077)	(3,070,289)	(6,062,394)	(2,943,709)
Net decrease in cash and cash equivalents	(310,390)	(141,171)	(297,593)	(135,351)
Beginning of the year	1,268,209	1,409,380	1,215,924	1,351,275
End of the year	₩ 957,819	₩1,268,209	$ 918,331	$ 1,215,924

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunication products, home appliances and digital media products.

The Company's shares of stock is publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2004, the major shareholders of the Company's stock, including preferred stock, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Citibank N.A.	20,144,245	11.84
Samsung Life Insurance Co., Ltd.	10,657,542	6.26
Samsung Corporation	5,917,362	3.48
Lee Kun-Hee and others	5,161,602	3.03
National Pension Corporation	4,788,792	2.81
The Government of Singapore	4,241,904	2.49
Monetary Authority of Singapore	2,088,822	1.23
Samsung Fire & Marine Insurance Co., Ltd.	1,856,370	1.09

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 became effective on January 1, 2003. In addition, the Company opted for an early adoption of SKFAS No. 10, *"Inventories"*, for the fiscal year 2003. And as SKFAS Nos. 12 and 13 became applicable to the Company in January 1, 2004, the Company adopted these statements in its financial statements as of and for the year ended December 31, 2004.

Use of Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Cash, Cash Equivalents and Short-Term Financial Instruments
Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to 12 months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets; while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity (capital adjustments), which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in capital adjustments.

Impairment resulting from the decline in realizable value below the acquisition cost (after amortization) are included in current operations.

Equity-Method Investments

Investments in business entities in which the Company has a control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unaudited or unreviewed financial statements of the equity-method investees since the audit or review procedures for most of these entities are not yet completed as of the date of this audit report.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following representative estimated useful lives:

Description	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Description	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Lease Receivables

A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to leasee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded as fair value. Accrued interest is recognized over the lease period using the effective interest rate method.

Discounts and Premiums on Debentures

The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Stock and Debenture Issuance Costs
Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants
Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they are incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition
Sales of products and merchandise are recognized upon delivery.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected as either income or expense for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Income Tax Expense
Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards.

Long-Term Receivables and Payables

Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of convertible bonds.

Product Warranties

The Company accrues the estimated cost of warranty including future repairs and other services at the time of sale.

Asset Impairment

When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,043 to US$1, the exchange rate in effect on December 31, 2004. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2003 U.S. dollar amounts, which were previously expressed at ₩1,197 to US$1, the rate in effect on December 31, 2003, have been restated to reflect the exchange rate in effect on December 31, 2004.

4. Cash Subject to Withdrawal Restrictions

As of December 31, 2004 cash in banks amounting to ₩25,123 million (2003: ₩20,020 million) are subject to withdrawal restrictions in relation to government-sponsored research and development projects and other activities.

5. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		**2004**		**2003**	**Maturity**
Beneficiary certificates (A)	₩	1,463,199	₩	1,736,573	Within 1 year
Financial institution bonds (B)		644,655		734,027	Within 1 year
Fair-value investments (C)		181,511		-	
	₩	2,289,365	₩	2,470,600	

(A) An impairment of the short-term available-for-sale securities accounting to ₩4,140 million was recognized for the year ended December 31, 2003.

(B) Interest income amounting to ₩2,787 million computed based on documentation sent by the financial institutions is included in financial institution bonds.

(C) The Company holds 3,190,000 shares of SK Corp. with a the percentage of ownership of 2.45%.

For the years ended December 31, 2004 and 2003, the changes in valuation gain or loss on short-term available-for sale securities are as follows:

1) Valuation Gain on Available-For-Sale Securities

(in millions of Korean won)

	2004				2003			
	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004	Balance at January 1, 2003	Valuation Amount	Included in Earnings	Balance at December 31, 2003
Beneficiary certificates	₩ 62	₩ 21	₩ 62	₩ 21	₩ -	₩ 880	₩ 818	₩ 62
Financial institution bonds	14,483	10,448	14,483	10,448	-	32,551	18,068	14,483
	₩ 14,545	₩ 10,469	₩ 14,545	₩ 10,469	₩ -	₩ 33,431	₩ 18,886	₩ 14,545

2) Valuation Loss on Available-For-Sale Securities

(in millions of Korean won)

	2004				2003			
	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004	Balance at January 1, 2003	Valuation Amount	Included in Earnings	Balance at December 31, 2003
Financial institution bonds	₩ (596)	₩ (197)	₩ (596)	₩ (197)	₩ -	₩ (596)	₩ -	₩ (596)
Listed stocks	-	(16,371)	-	(16,371)	-	-	-	-
	₩ (596)	₩(16,568)	₩ (596)	₩ (16,568)	₩ -	₩ (596)	₩ -	₩ (596)

6. Accounts and Notes Receivable

Accounts and notes receivable and their allowance for doubtful accounts as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Trade accounts and notes receivable	₩ 1,345,860	₩ 1,399,703
Less: Allowance for doubtful accounts	(14,273)	(18,274)
	₩ 1,331,587	₩ 1,381,429
Other accounts and notes receivable	₩ 943,125	₩ 719,780
Less: Allowance for doubtful accounts	(5,467)	(3,955)
	₩ 937,658	₩ 715,825

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004	2003
Export accounts and notes receivable with recourse	₩ 3406,629	₩ 3,483,236
Export accounts and notes receivable without recourse	44,924	-
Trade notes receivable with recourse	3,130	16,532
Trade accounts receivable with recourse	67,157	52,003
Trade accounts receivable without recourse	17,216	-
	₩ 3,539,056	₩ 3,551,771

Accounts that are valued at present value under long-term installment transactions (including current portions) are as follows:

(In Millions of Korean won) Accounts	Face Value	Discount	Present Value	Period	Weighted-Average Interest Rate (%)
Long-term loans, etc	₩ 29,305	₩ 5,809	₩23,496	2003.7 ~ 2010.9	4.0 ~ 7.6
Long-term payables	215,405	24,533	190,872	2000.12 ~ 2014.8	3.8 ~ 8.0

7. Inventories

Inventories, net of valuation losses, as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003
Finished goods and merchandise	₩ 546,552	₩ 357,969
Semi-finished goods and work-in-process	1,461,271	1,082,099
Raw materials and supplies	1,047,387	936,031
Materials-in-transit	99,108	103,859
	₩ 3,154,318	₩ 2,479,958

Inventories are insured against fire and other casualty losses up to ₩2,957,045 million as of December 31, 2004. As of December 31, 2004, land and construction-in-progress held for resale amounting to ₩25,931 million are included in the finished goods and merchandise accounts.

Losses on valuation of inventories, where net realizable value is below cost, amounted to ₩55,061 million (2003: ₩42,355 million) for the year ended December 31, 2004.

8. Lease Receivables

Future lease receivables under the lease agreement as of December 31, 2004, are as follow:

(in millions of Korean won)

For the Year Ending December 31,		
2005	₩	75,858
2006		86,997
2007		81,143
2008		75,289
2009		69,435
2010		16,445
		405,167
Portion representing interest		(93,133)
	₩	312,034

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of December 31, 2004 and 2003, consist of the following:

		2004			2003
(in millions of Korean won)	**Detail**	**Acquisition Cost**	**Market Value or Net Book Value**	**Recorded Book Value**	**Recorded Book Value**
Fair-value investments	(1)	₩ 381,996	₩ 348,028	₩ 348,028	₩ 443,167
Cost-method investments	(2)	162,002	114,897	111,833	120,910
Government and public bonds	(3)	3,038	2,973	2,973	531
Funds	(4)	363	383	363	6,732
		₩ 547,399	₩ 466,281	₩ 463,197	₩ 571,340

(1) Fair-value investments

Fair-value investments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	2004					2003
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩ 262,765	₩ 262,765	₩ 268,052
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	38,536	38,536	35,397
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	12,570	12,570	11,006
Cheil Communications Inc.	119,949	2.61	2,920	18,052	18,052	20,751
Dacom Corporation	365,367	0.72	20,836	1,816	1,816	31,095
Hanaro Telecom, Inc.	4,444,497	0.96	40,306	14,289	14,289	76,866
			₩ 381,996	₩ 348,028	₩ 348,028	₩ 443,167

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded in a separate component of shareholders' equity as other capital adjustments. As of December 31, 2004, the accumulated impairment losses, except for the amount of the investments disposed for the years ended December 31, 2004, amounted to ₩43,750 million. As the Company determined that the decline in the fair value of its investments in Dacom Corporation and Hanaro Telecom, Inc. would not be recoverable, it recorded an impairment loss of ₩330,567 million under non-operating expenses for the year ended December 31, 2003. The total amount of impairment loss for long-term available-for-sale securities that the Company recorded for the year ended December 31, 2003 was ₩331,711 million.

(2) Cost-method investments

Cost-method investments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	2004					2003
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value	Recorded Book Value
Samsung Petrochemical Co.	514,172	12.96	₩ 8,040	₩ 34,258	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	22,512	19,143	19,143
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,622	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.91	5,676	8,269	5,676	5,676
GE Samsung Lighting	80,000	10.00	1,367	519	273	273
Brooks-PRI Automation Asia Inc.	219,317	19.00	1,097	707	368	368
Samsung Venture Investment Corporation	980,000	16.33	4,900	5,578	4,900	4,900
Bluebird Soft Inc.	140,000	17.00	10,199	2,441	2,441	10,199
Alticast Corporation	1,650,000	11.96	8,250	531	482	482
Mpeon Co., Ltd.	-	-	-	-	-	1,300
iMarketKorea Inc.	380,000	14.10	1,900	4,605	1,900	1,900
Cyberbank, Co.	1,082,500	7.46	8,000	777	777	2,707
SkyLife Broadcasting	600,000	0.68	3,344	250	3,344	3,344
International Cyber Marketing Inc.	450,000	45.00	1,166	1,867	1,166	1,166
TU Media Corp.	1,820,000	7.00	9,100	8,954	9,100	9,100
Norpak Corporation	-	-	-	-	-	1,018
Samsung SDI Brasil Ltda.	-	0.09	3,110	473	97	97

	2004					2003
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value	Recorded Book Value
New Telephone Co.	-	-	₩ -	₩ -	₩ -	₩ 3,678
Data Play Inc.	626,566	2.35	5,598	-	-	279
Symbian Ltd.	10,359,926	4.50	31,839	190	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	19.20	6,327	6,327	6,327	5,638
Samsung Semiconductor China R&D., Ltd.	-	100.00	1,794	1,794	1,794	1,794
Samsung Malaysia Electronics SDN, BHD.	1,900,000	100.00	4,797	4,797	4,797	574
Hangzhou Samsung Eastcom Network Technology	-	70.00	2,027	2,027	2,027	-
Others			19,328	2,399	2,342	2,395
			₩ 162,002	₩114,897	₩ 111,833	₩ 120,910

As of December 31, 2004, investments in 13 affiliated companies, including International Cyber Marketing Inc., were not valued using the equity method, due to the immateriality of their asset values.

Losses on impairment of cost-method investments resulting from the decline in realizable value below the acquisition cost amounted to ₩10,166 million (2003: ₩3,795 million) for the year ended December 31, 2004.

As of December 31, 2004, the Company's investments in Pusan Newport Co., Ltd. were pledged as collateral in connection with the investee's debt.

(3) Government and public bonds

Government and public bonds as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	2004				2003
Maturity	**Interest**	**Acquisition Cost**	**Market Value**	**Recorded Book Value**	**Recorded Book Value**
From one year to five years	3.5-3.8	₩ 2,023	₩ 2,007	₩ 2,007	₩ 423
More than five years to ten years	3.8	1,015	966	966	108
		₩ 3,038	₩ 2,973	₩ 2,973	₩ 531

(4) Funds

Funds as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	2004			2003
	Acquisition Cost	**Net Book Value**	**Recorded Book Value**	**Recorded Book Value**
Securities market stabilization fund	₩ -	₩ -	₩ -	₩ 6,369
Korea Software Industry Association	150	170	150	150
Korea Telecommunication Technology Association and others	213	213	213	213
	₩ 363	₩ 383	₩ 363	₩ 6,732

(5) For the years ended December 31, 2004 and 2003, the changes in valuation gain or loss on long-term available-for-sale securities are as follows:

1) Valuation Gain on Available-For-Sale Securities

(in millions of Korean won)

	2004				2003			
	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004	Balance at January 1, 2003	Valuation Amount	Included in Earnings	Balance at December 31, 2003
Listed stocks	₩ 17,831	₩ 1,767	₩ -	₩ 19,598	₩ 8,247	₩ 9,584	₩ -	₩ 17,831
Government and public bonds	-	67	-	67	-	417	417	-
Funds	2,832	-	2,832	-	-	2,832	-	2,832
	₩ 20,663	₩ 1,834	₩ 2,832	₩ 19,665	₩ 8,247	₩ 12,833	₩ 417	₩ 20,663

2) Valuation Loss on Available-For-Sale Securities

(in millions of Korean won)

	2004				2003			
	Balance at January 1, 2004	Valuation Amount	Included in Earnings	Balance at December 31, 2004	Balance at January 1, 2003	Valuation Amount	Included in Earnings	Balance at December 31, 2003
Listed stocks	₩ (3,479)	₩(10,973)	₩ (4,638)	₩ (9,814)	₩(463,944)	₩ 89,590	₩(370,876)	₩(3,478)
Government and public bonds	(49)	(83)	-	(132)	-	(101)	(52)	(49)
Funds	(718)	-	(718)	-	-	(718)	-	(718)
	₩ (4,246)	₩(11,056)	₩ (5,356)	₩ (9,946)	₩(463,944)	₩ 88,771	₩(370,928)	₩(4,245)

10. Equity-Method Investments

Equity-method investments as of December 31, 2004 consist of the following:

(in millions of Korean Won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Canada, Inc.	9	100.00	₩ 37,911	₩ 46,838	₩ 44,055
Samsung Electronics America, Inc.	270,061	100.00	752,109	576,485	407,747
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	39,500	100.00	43,842	74,908	68,842
Samsung Electronics Mexico S.A. de C.V.	396,258	100.00	49,922	40,394	37,380
Samsung Electronics Argentina S.A.	22,300,000	100.00	26,803	6,191	5,571
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	91,232	89,213
Samsung Electronics Nordic AB.	1,000,000	100.00	16,153	23,905	22,017
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	193,371	183,281
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	20,689	20,531
Samsung Electronics France S.A.	2,700,000	100.00	39,433	75,198	71,945
Samsung Europe PLC	109,546,000	100.00	179,627	233,715	215,968
Samsung Electronics Holding GmbH.	-	100.00	77,610	168,615	128,665
Samsung Electronics Italia, S.p.A.	677,000	100.00	56,779	66,167	58,961
Samsung Electronics Europe Logistics B.V.	287,900	100.00	18,314	32,746	38,825
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	35,611	34,749
Samsung Electronics Poland, SP.Zo.O	-	100.00	20,098	28,443	28,371
Samsung Electronics South Africa (Pty) Ltd.	1,271,910	100.00	39,830	46	(767)
Samsung Electronics Slovakia S.R.O	14,607,192	39.20	12,320	24,745	19,455

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics (UK), Ltd.	4,393,253	5.17	₩ 8,280	₩ 9,722	₩ 8,973
Samsung Electronics Overseas B.V.	-	100.00	120	868	(5,883)
Samsung Electronics Australia Pty, Ltd.	53,200,000	100.00	40,458	61,600	59,033
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	64,507	61,747
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	13,506	12,910
PT Samsung Electronics Indonesia	44,999	99.99	56,910	109,531	102,330
Samsung Electronics Display (M) SDN.OMD (HSD)	71,400,000	75.00	21,876	88,776	81,105
Samsung India Electronics, Ltd.	200,782,502	100.00	87,063	67,113	64,197
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	197,043	184,863
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	16,532	25,000
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	117,950	107,592
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	3,852	3,101
Samsung Electronics Philippines Manufacturing Corp.	-	100.00	25,487	27,112	26,104
Samsung Electronics Hong Kong Co., Ltd.	274,250,000	100.00	48,397	63,730	41,609
Samsung Electronics Taiwan Co., Ltd.	27,419,976	99.99	7,385	44,061	27,375
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	100,686	126,130	117,411
Samsung (CHINA) Investment Co., Ltd.	-	100.00	61,023	173,423	159,968
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	31,740	26,492

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	₩ 9,896	₩ 29,058	₩ 23,883
Souzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	70,674	64,485
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	73,489	70,664
Shandong-Samsung Telecommunications Co., Ltd.	-	90.00	32,263	37,727	29,627
Tianjin Samsung Telecom Technology Co., Ltd.	-	89.00	22,434	66,170	51,828
Samsung Electronics Suzhou Computer Co., Ltd.	-	66.00	11,078	21,913	18,175
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	145,383	132,129	128,004
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	-	60.00	6,214	27,677	25,128
Shanghaibell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	9,433	9,112
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	2,296	(5,237)
Samsung Electronics Hainan Fiberoptics Co., Ltd.	-	100.00	17,204	16,104	16,104
Samsung Japan Co., Ltd.	795,000	50.96	54,024	118,133	42,780
TSST Japan Co., Ltd.	294	49.00	150,451	49,066	107,896
Samsung Yokohama Research Institute	122,000	100.00	64,766	62,625	62,591
Samsung SDI Co., Ltd.	9,282,753	19.68	432,722	847,506	824,324
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.80	359,237	368,801	368,342
Novita Co., Ltd.	4,988,000	100.00	29,991	41,049	40,022
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	496,470	491,897
Samsung Card Co., Ltd.	121,071,379	46.04	1,091,764	814,587	750,327
Samsung Techwin Co., Ltd.	19,604,254	25.46	211,726	164,662	163,546
STECO, Ltd.	2,447,992	51.00	12,240	26,949	26,943
DNS Korea Co., Ltd.	1,247,390	62.37	7,134	24,105	(407)
Seoul Commtech Co., Ltd.	3,333,330	30.30	4,192	30,010	29,420
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,250	18,230
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	70,617	50,260
Samsung Networks Inc.	23,955,550	23.07	5,214	28,931	27,325
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	368,685	360,281

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Lions Co., Ltd.	55,000	27.50	₩ 275	₩ -	₩ -
Secron Co., Ltd.	405,000	50.63	2,025	8,947	1,828
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	45,020	44,669
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	40,468	40,130
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	451,076	450,584
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	91,226	88,578
Living Plaza	300,000	100.00	30,007	61,874	46,877
Bluetek Co., Ltd.	5,998,648	100.00	29,993	101,286	98,907
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	17,712	17,745
S-LCD Co., Ltd.	210,000,001	50.00	1,050,000	1,037,249	1,020,781
Bokwang FUND Ⅰ	750	50.00	7,500	7,625	7,614
Bokwang FUND Ⅴ	500	83.33	5,000	5,182	5,182
Bokwang FUND Ⅹ	900	81.82	9,000	6,662	6,662
SVIC FUND Ⅰ	179	99.44	17,900	3,785	4,004
SVIC FUND Ⅱ	297	99.00	29,700	28,848	28,849
SVIC FUND Ⅲ	198	99.00	19,800	23,465	23,465
SVIC FUND Ⅳ	985	65.67	98,500	78,291	78,291
SVIC FUND Ⅴ	297	99.00	29,700	14,759	14,759
			₩6,819,507	₩8,997,086	₩8,353,211

Equity-method investments as of December 31, 2003, consist of the following:

(in millions of Korean won, except for the number of shares owned and percentage of ownership)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics Canada, Inc.	8	100.00	₩ 37,911	₩ 46,330	₩ 46,327
Samsung Electronics America, Inc.	270,061	100.00	752,109	423,345	280,557
Samsung Electronics Latin America Panama (ZONE LIBRE) S.A.	39,500	100.00	43,842	70,006	66,613
Samsung Electronics Mexico S.A. de C.V.	396,258	100.00	49,922	44,480	41,475
Samsung Electronics Argentina S.A.	22,300,000	100.00	33,419	7,173	6,991
Samsung Electronics Iberia, S.A.	8,021,000	100.00	65,221	102,307	88,206
Samsung Electronics Nordic AB.	1,000,000	100.00	16,153	24,674	23,052
Samsung Electronics Hungarian RT. Co., Ltd.	752,999	100.00	48,397	152,337	142,042
Samsung Electronics Portuguesa S.A.	1,751,000	100.00	12,594	21,650	20,848
Samsung Electronics France S.A.	2,700,000	100.00	39,433	60,597	56,159
Samsung Europe PLC	109,546,000	100.00	179,627	224,911	197,389
Samsung Electronics Holding GmbH.	-	100.00	77,610	144,811	125,744
Samsung Electronics Italia, S.p.A.	677,000	100.00	56,779	67,335	61,060
Samsung Electronics Europe Logistics B.V.	287,900	100.00	18,314	31,909	22,742
Samsung Electronics Benelux B.V.	309,900	100.00	20,020	26,949	25,887
Samsung Electronics Poland, SP.Zo.O	-	100.00	20,098	21,608	21,042
Samsung Electronics South Africa (Pty) Ltd.	1,271,910	100.00	39,830	(2,227)	(2,479)

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Electronics (UK), Ltd.	4,393,253	5.17	₩ 8,280	₩ 9,044	₩ 8,085
Samsung Electronics Overseas B.V.	-	100.00	120	817	(14,277)
Samsung Electronics Australia Pty, Ltd.	53,200,000	100.00	40,458	59,353	54,464
Samsung Electronics Malaysia SDN.BHD.	16,247,452	100.00	4,378	44,381	41,664
Samsung Gulf Electronics Co., Ltd.	25	100.00	7,976	16,541	11,316
PT Samsung Electronics Indonesia	44,999	99.99	56,910	97,589	82,154
Samsung Electronics Display (M) SDN.OMD (HSD)	71,400,000	75.00	21,876	71,330	53,644
Samsung India Electronics, Ltd.	142,560,833	100.00	78,099	68,080	65,133
Samsung Asia Private, Ltd.	42,911,351	70.00	20,454	187,281	174,809
Samsung Vina Electronics Co., Ltd.	-	80.00	13,532	16,326	26,052
Thai-Samsung Electronics Co., Ltd.	11,020,000	91.83	37,423	80,638	71,238
Syrian-Korean Telecommunication Equipment Manufacturing Establishment Co., Ltd.	-	49.00	2,061	4,379	4,379
Samsung Electronics Philippines Manufacturing Corp.	-	100.00	25,487	21,489	10,947
Samsung Electronics Hong Kong Co., Ltd.	274,250,000	100.00	48,397	75,906	68,442
Samsung Electronics Taiwan Co., Ltd.	27,419,976	99.99	7,385	30,774	20,746
Samsung Electronics Souzhou Semiconductor Co., Ltd.	-	100.00	46,189	73,986	69,562
Samsung (CHINA) Investment Co., Ltd.	-	100.00	61,023	143,209	118,319
Samsung Electronics Huizhou Co., Ltd.	-	42.36	16,391	40,191	35,129

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Tianjin Samsung Electronics Display Co., Ltd.	-	54.67	₩ 9,896	₩ 40,967	₩ 32,269
Souzhou Samsung Electronics Co., Ltd.	-	78.19	67,338	73,078	68,686
Tianjin Samsung Electronics Co., Ltd.	-	81.07	47,931	77,257	73,778
Shandong-Samsung Telecommunications Co., Ltd.	-	88.00	32,263	40,143	33,106
Tianjin Samsung Telecom Technology Co., Ltd.	-	79.94	12,126	47,612	41,503
Samsung Electronics Suzhou Computer Co., Ltd.	-	90.00	5,471	13,110	11,388
Samsung Electronics Suzhou LCD Co., Ltd.	-	100.00	53,541	76,822	74,350
Shenzhen Samsung Kejian Mobile Technology Co., Ltd.	-	60.00	3,117	17,413	16,409
Shanghaibell Samsung Mobile Communications Co., Ltd.	-	49.00	7,742	8,180	8,181
Shanghai Samsung Semiconductor Co., Ltd.	-	100.00	1,310	2,705	409
Samsung Japan Co., Ltd.	795,000	50.96	54,024	119,098	51,812
Samsung Yokohama Research Institute	122,000	100.00	64,766	68,890	65,374
Samsung SDI Co., Ltd.	9,282,753	20.90	423,722	780,002	746,302
Samsung Electro-Mechanics Co., Ltd.	17,693,084	22.93	359,237	377,418	382,938
Novita Co., Ltd.	4,988,000	96.14	29,991	40,394	39,314
Samsung Kwangju Electronics Co., Ltd.	38,515,579	94.25	192,676	482,859	480,188
Samsung Capital Co., Ltd.	31,259,226	75.03	230,850	451,424	450,219
Samsung Card Co., Ltd.	31,261,946	56.08	260,914	512,097	509,232
Samsung Techwin Co., Ltd.	19,604,254	26.28	211,726	156,672	168,346
STECO, Ltd.	2,447,992	51.00	12,240	24,141	14,104
DNS Korea Co., Ltd.	1,247,390	62.37	7,134	19,844	6,173
Seoul Commtech Co., Ltd.	3,333,330	30.30	4,192	26,602	26,129
Samsung Economic Research Institute	3,576,000	29.80	17,880	18,174	18,137
Samsung SDS Co., Ltd.	11,977,770	21.27	12,753	57,324	38,423
Samsung Networks Inc.	23,955,550	23.07	5,214	23,756	20,984
Samsung Corning Co., Ltd.	3,665,708	45.29	94,263	342,753	338,039

	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Net Book Value	Recorded Book Value
Samsung Lions Co., Ltd.	55,000	27.50	₩ 275	₩ -	₩ -
Secron Co., Ltd.	405,000	50.63	2,025	7,371	2,440
Samsung Electronics Service Co., Ltd.	5,999,998	83.33	30,000	48,957	45,908
MEMC Electronic Materials Korea, Inc.	3,440,000	20.00	17,200	40,431	40,333
Samsung Corning Precision Glass Co., Ltd.	1,021,654	41.85	116,140	272,582	283,761
Samsung Thales Co., Ltd.	13,500,000	50.00	135,000	93,413	60,274
Living Plaza	300,000	100.00	30,007	65,275	43,225
Bluetek Co., Ltd.	5,998,648	90.00	29,993	95,313	103,811
Samsung Electronics Logitech Co., Ltd.	1,010,800	100.00	5,058	13,030	12,702
Bokwang FUND V	500	83.33	5,000	4,922	4,922
Bokwang FUND X	900	81.82	9,000	6,518	6,518
SVIC FUND I	179	99.44	17,900	-	-
SVIC FUND II	297	99.00	29,700	30,097	30,097
SVIC FUND III	198	99.00	19,800	26,403	26,403
SVIC FUND IV	985	65.67	98,500	89,148	89,148
SVIC FUND V	297	99.00	29,700	19,836	19,836
			₩ 4,805,333	₩ 7,221,540	₩6,610,632

Changes in goodwill (negative goodwill) for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004				2003			
	Balance at Beginning of Year	**Increase (Decrease)**	**Amortization (Reversal)**	**Balance at End of Year**	**Balance at Beginning of Year**	**Increase (Decrease)**	**Amortization (Reversal)**	**Balance at End of Year**
Samsung Techwin Co., Ltd.	₩ 12,845	₩ -	₩ 12,845	₩ -	₩ 26,858	₩ -	₩ 14,013	₩ 12,845
Samsung Corning Precision Glass Co., Ltd.	16,983	-	9,263	7,720	26,246	-	9,263	16,983
Samsung SDI Co., Ltd.	8,081	-	6,927	1,154	15,007	-	6,926	8,081
Samsung Electro-Mechanics Co., Ltd.	9,778	-	5,980	3,798	14,637	-	4,859	9,778
Samsung Capital Co., Ltd.	(2,708)	-	(2,708)	-	(5,373)	-	(2,665)	(2,708)
Samsung Card Co., Ltd.	(2,598)	-	(2,410)	(188)	(5,093)	-	(2,495)	(2,598)
Samsung Networks Inc.	(1,670)	-	(1,431)	(239)	(3,102)	-	(1,432)	(1,670)
Samsung SDS Co., Ltd.	1,669	-	1,431	238	3,100	-	1,431	1,669
Samsung Corning Co., Ltd.	1,002	-	1,002	-	2,506	-	1,504	1,002
Samsung (CHINA) Investment Co., Ltd.	(1,302)	-	(372)	(930)	(1,674)	-	(372)	(1,302)
TSST Japan Co., Ltd.	-	70,597	11,766	58,831	-	-	-	-
Others	322	4,921	1,124	4,119	617	50	345	322
	₩ 42,402	₩ 75,518	₩ 43,417	₩ 74,503	₩ 73,729	₩ 50	₩ 31,377	₩ 42,402

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2004 and 2003

Information relating to the elimination of unrealized gains and losses as of December 31, 2004 and 2003, are as follows:

	2004			2003		
(in millions of Korean won)	Inventories	Property, Plant and Equipment and Intangible Assets	Total	Inventories	Property, Plant and Equipment and Intangible Assets	Total
Samsung Electronics Overseas B.V.	₩ 8,349	₩ (5)	₩ 8,344	₩ (4,759)	₩ 11	₩ (4,748)
Samsung Japan Co., Ltd.	(7,696)	(3,004)	(10,700)	4,550	(17,439)	(12,889)
Samsung Electronics Italia, S.p.A.	(1,113)	-	(1,113)	(1,659)	-	(1,659)
Samsung Electronics Iberia, S.A.	12,001	80	12,081	(3,884)	98	(3,786)
Samsung Electronics France S.A.	1,183	-	1,183	(775)	-	(775)
Samsung Electronics Holding GmbH.	(20,965)	(2)	(20,967)	(5,940)	-	(5,940)
Samsung Electronics Europe Logistics B.V.	(4,653)	-	(4,653)	(7,626)	-	(7,626)
Thai-Samsung Electronics Co., Ltd.	(1,205)	248	(957)	(7,577)	(1)	(7,578)
Samsung Electronics Benelux B.V.	6	-	6	141	-	141
Samsung Electronics Mexico S.A. de C.V.	(483)	473	(10)	669	(764)	(95)
Samsung Electronics Display (M) SDN.OMD (HSD)	3,607	17	3,624	(6,416)	338	(6,078)
PT Samsung Electronics Indonesia	4,836	63	4,899	(4,836)	(283)	(5,119)
Samsung Thales Co., Ltd.	-	30,520	30,520	156	30,474	30,630
Tianjin Samsung Telecom Technology Co., Ltd.	(8,048)	(186)	(8,234)	4,584	117	4,701
Samsung Electronics America, Inc.	(19,615)	(714)	(20,329)	(26,467)	(168)	(26,635)
Living Plaza	6,887	(39)	6,848	(5,693)	(63)	(5,756)
Samsung Europe PLC	5,449	69	5,518	(9,008)	785	(8,223)
Samsung Electro-Mechanics Co., Ltd.	253	168	421	5,763	1,760	7,523
Samsung Asia Private, Ltd.	(871)	1	(870)	(3,179)	100	(3,079)
Others	7,295	(43,232)	(35,937)	(82,983)	(15,708)	(98,691)
	₩ (14,783)	₩ (15,543)	₩ (30,326)	₩ (154,939)	₩ (743)	₩(155,682)

Amounts in the table are recognized gains and losses from the elimination of unrealized gains and losses for the years ended December 31, 2004 and 2003.

The following table reconciles the difference between the book values recorded for the equity-method investments at the beginning and at the end of the years ended December 31, 2004 and 2003:

(in millions of Korean won)

	2004				2003			
	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year	Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung Card Co., Ltd.	₩ 509,231	₩ (786,627)	₩1,027,723	₩ 750,327	₩1,122,547	₩ (722,760)	₩109,444	₩ 509,231
Samsung SDI Co., Ltd.	746,303	166,603	(88,582)	824,324	646,403	106,553	(6,653)	746,303
Samsung Capital Co., Ltd.	450,220	-	(450,220)	-	590,343	(172,056)	31,933	450,220
Samsung Electro-Mechanics Co., Ltd.	382,937	17,971	(32,566)	368,342	433,896	(45,258)	(5,701)	382,937
Samsung Kwangju Electronics Co., Ltd.	480,188	11,709	-	491,897	431,814	48,374	-	480,188
Samsung Corning Co., Ltd.	338,039	44,289	(22,047)	360,281	358,966	(3,434)	(17,493)	338,039
Samsung Electronics America, Inc.	280,557	231,642	(104,452)	407,747	196,560	72,731	11,266	280,557
Samsung Europe PLC	197,389	38,232	(19,653)	215,968	195,276	(23,182)	25,295	197,389
Samsung Techwin Co., Ltd.	168,345	(6,675)	1,876	163,546	172,039	(3,495)	(199)	168,345
Samsung Corning Precision Glass Co., Ltd.	283,761	237,971	(71,148)	450,584	181,239	122,837	(20,315)	283,761
S-LCD Co., Ltd.	-	(29,219)	1,050,000	1,020,781	-	-	-	-
Others	2,773,662	651,027	(125,275)	3,299,414	2,219,859	390,774	163,029	2,773,662
	₩6,610,632	₩ 576,923	₩1,165,656	₩8,353,211	₩6,548,942	₩ (228,916)	₩290,606	₩6,610,632

Equity gain or loss on securities as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)

	2004				2003			
	Balance at January 1, 2004	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2004**	**Balance at January 1, 2003**	**Valuation Amount**	**Included in Earnings**	**Balance at December 31, 2003**
Valuation gains on investment securities using equity method	₩779,355	₩(261,499)	₩ -	₩517,856	₩614,061	₩165,294	₩ -	₩779,355
Valuation losses on investment securities using equity method	(165,497)	(252,444)	-	(417,941)	(280,602)	115,045	(60)	(165,497)
	₩613,858	₩(513,943)	₩ -	₩ 99,915	₩333,459	₩280,339	₩ (60)	₩613,858

Book values of equity-method investments in four affiliated companies, including Samsung Electronics Overseas B.V. decreased below zero, and the loss on valuation of investments using the equity method were recognized in excess of the invested amounts because of the unlimited potential liabilities based on the guarantees outstanding. These excess losses amounted to ₩12,294 million as of December 31, 2004.

Samsung Card Co., Ltd. and Samsung Capital Co., Ltd. were merged on February 1, 2004.

11. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2003, and its movements for the years then ended, consist of the following:

	2004					
(in millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress	Others	Total
Balance at December 31, 2003	₩1,942,063	₩3,554,787	₩9,677,538	₩1,335,104	₩ 679,712	₩17,189,204
Acquisition	358	5,957	333,138	7,409,747	120,785	7,869,985
Transfer	208,785	982,127	5,503,210	(6,862,567)	168,445	-
Disposal	(66,875)	(179,781)	(155,121)	-	(9,159)	(410,936)
Depreciation	-	(230,442)	(4,018,536)	-	(190,012)	(4,438,990)
Others	(25,515)	(4,413)	13,920	(460,187)	(5,261)	(481,456)
Balance at December 31, 2004	₩2,058,816	₩4,128,235	₩11,354,149	₩1,422,097	₩ 764,510	₩19,727,807

	2003					
(in millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress	Others	Total
Balance at December 31, 2002	₩1,888,914	₩3,087,575	₩7,410,340	₩1,279,696	₩ 559,188	₩14,225,713
Acquisition	1,213	19,411	230,125	6,104,079	434,530	6,789,358
Transfer	60,237	650,582	5,439,199	(6,008,456)	(141,562)	-
Disposal	(8,301)	(8,690)	(71,886)	-	(5,558)	(94,435)
Depreciation	-	(194,091)	(3,330,240)	-	(166,886)	(3,691,217)
Others	-	-	-	(40,215)	-	(40,215)
Balance at December 31, 2003	₩1,942,063	₩3,554,787	₩9,677,538	₩1,335,104	₩ 679,712	₩17,189,204

As of December 31, 2004, certain portions of the Company's property, plant and equipment, up to a maximum of ₩1,034,472 million (including US$458,270 thousand), were used as collateral for various loans from Korea Development Bank, which have been repaid as of December 31, 2004.

As of December 31, 2004, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses up to ₩43,699,456 million and ₩17,742,345 million, respectively. Korea Development Bank is the beneficiary of the insurance benefits of up to ₩729,688 million, which pertains to the property, plant and equipment held as collateral for borrowings.

As of December 31, 2004, the value of land based on the posted price issued by the Korean tax authority amounted to ₩1,954,092 million (2003: ₩1,530,863 million).

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments amounting to ₩1,212,641 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to other capital surplus, a component of shareholders' equity.

12. Intangible Assets

The changes in intangible assets for the years ended December 31, 2004 and 2003, are as follows:

	2004							
(in millions of Korean won)		Goodwill		Intellectual Property Rights		Others		Total
Balance at December 31, 2003	₩	4,300	₩	208,789	₩	120,044	₩	333,133
Acquisition [1]		1,781		49,541		102,436		153,758
Disposal		-		(351)		(39)		(390)
Amortization		(2,408)		(46,137)		(38,580)		(87,125)
Balance at December 31, 2004	₩	3,673	₩	211,842	₩	183,861	₩	399,376

	2003							
(in millions of Korean won)		Goodwill		Intellectual Property Rights		Others		Total
Balance at December 31, 2002	₩	6,505	₩	219,397	₩	67,396	₩	293,298
Acquisition [1]		-		33,149		77,629		110,778
Disposal		-		(497)		(544)		(1,041)
Amortization		(2,205)		(43,260)		(24,437)		(69,902)
Balance at December 31, 2003	₩	4,300	₩	208,789	₩	120,044	₩	333,133

[1] The amount of acquisition includes the amount transferred from other accounts such as construction in-progress.

The amortization expense of intangible assets for the years ended December 31, 2004 and 2003, is distributed into the following accounts:

(in millions of Korean won)

Account		2004		2003
Production costs	₩	16,561	₩	12,847
Selling and administrative expenses		23,444		18,907
Research and development expenses		47,120		38,148
	₩	87,125	₩	69,902

13. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Long-term financial instruments	₩	57	₩	59
Long-term trade receivables, net		1,884		3,533
Long-term loans, net		71,715		45,229
Long-term guarantee deposits		337,492		338,732
Long-term prepaid expenses		191,279		268,629
Others		-		39
	₩	602,427	₩	656,221

14. Long-Term Debt

Long-term debt as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Reference		2004		2003
Local currency loans	(A)	₩	-	₩	410
Debentures	(B)		-		1,000,000
			-		1,000,410
Less: Current maturities			-		(1,000,410)
		₩	-	₩	-

(A) Local currency loans as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean Won)	**Annual Interest Rates (%) 2004**	**2004**	**2003**
Woori Bank	-	₩ -	₩ 123
KTB Network	-	-	287
		₩ -	₩ 410

(B) Debentures outstanding as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean Won)	**Annual Interest Rates (%) 2004**	**2004**	**2003**
Non-guaranteed debentures	-	₩ -	₩ 1,000,000
Private debentures	-	-	-
		-	1,000,000
Less: Discounts		-	-
		₩ -	₩ 1,000,000

Maturities of long-term debts, including foreign currency notes and bonds (Note 15) outstanding as of December 31, 2004, are as follows:

(in millions of Korean won)

Year Ending December 31	**Local Currency Loans**	**Debentures**	**Foreign Currency Notes and Bonds**	**Total**
2005	₩ -	₩ -	₩ -	₩ -
2006	-	-	-	-
2007	-	-	-	-
2008	-	-	5,219	5,219
Thereafter	-	-	99,161	99,161
	₩ -	₩ -	₩ 104,380	₩104,380

15. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		Due Date	2004	2003
USD denominated straight bonds	(A)	October 1, 2027	₩ 104,380	₩ 119,780
Convertible bonds	(B)	February 1, 2004	-	50,093
			104,380	169,873
Add: Long-term accrued interest			-	-
Less: Current maturities			-	(50,093)
Discounts			(5,835)	(5,920)
			₩ 98,545	₩ 113,860

(A) USD denominated straight bonds

On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period which began on the date of issuance.

(B) Convertible bonds – Intel

On February 1, 1999, the Company issued foreign currency convertible bonds in the amount of US$100,000 thousand to Intel Corporation, which matured on February 1, 2004. A summary of the terms of these bonds is as follows:

- Interest: 5% per annum payable annually in arrears on February 1.
- Conversion period: On or after May 3, 1999 through January 21, 2004.
- Conversion price: Subject to adjustment pursuant to anti-dilution provisions, ₩108,465 per share, with a fixed exchange rate applicable to the conversion of ₩1,173 to US$ 1.00.

For the year ended December 31, 2004, convertible bonds amounting to US$42,025 thousand were converted into 454,471 shares of common stock at the conversion price of ₩108,465 per share (Note 18).

16. Accrued Severance Benefits

Accrued severance benefits as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Balance at the beginning of the year	₩	816,293	₩	662,113
Provision for severance benefits		365,041		257,011
Transferred from affiliated companies		3,182		925
Actual severance payments		(190,359)		(103,756)
		994,157		816,293
Cumulative deposits to the National Pension Fund		(14,465)		(16,587)
Severance insurance deposits		(582,608)		(473,767)
Balance at the end of the year	₩	397,084	₩	325,939

17. Commitments and Contingencies

As of December 31, 2004, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩8,721 million and US$559,246 thousand.

As of December 31, 2004, the Company has technical assistance agreements with certain companies. Total royalty expense incurred in relation to these agreements for the year ended December 31, 2004 amounted to ₩1,281,356 million (2003: ₩1,213,627 million).

As of December 31, 2004, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a maximum limit of ₩195,000 million.

As of December 31, 2004, the Company has an agreement to discount trade notes receivable with three Korean banks, including Korea First Bank up to ₩150,000 million; a credit sales facility agreement with five Korean banks, including Woori Bank; and a factoring agreement for accounts receivable with Korea Exchange Bank up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank, the Company has recourse obligation on the receivables of which the due dates are extended. In addition, the Company also has collateral loan agreements on accounts receivable with four banks, including Woori Bank up to ₩1,000,000 million.

Pursuant to the contracts made with foreign affiliated and subsidiary companies, the Company is obliged to compensate for certain amounts of uncollectible receivables of foreign affiliated and subsidiary companies if certain conditions, such as the refusal of payment from a trading partner, are fulfilled. The Company has insured against such compensation with Korea Export Insurance Co. as of December 31, 2004.

The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares in Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company could not presently be determined.

As of December 31, 2004, the Company has been named as the defendant in 11 legal actions filed by MOSAID Technologies Inc., Matsushita Electric Industrial Co., Ltd., S.I.SV.EL.S.P.A, International Rectifier Corporation, Commissariat A L'Energie Atomique, Magnequench Inc., QinetiQ Limited, Shalom Ohayon, ITT Manufacturing Inc., 02 Micro International Limited and St. Clair Intellectual Property Consultants, Inc. for patent infringements, and as a plaintiff in four legal actions against Quanta Computer, Compal Electronics, Inc., Inventec Corporation and Twinhead Corporation for alleged patent infringements.

As of December 31, 2004, a derivative suit is pending against the Company's former and present executives relative to their decision to dispose of Samsung General Chemicals Co., Ltd. at a low price and for other allegations.

Considering the legal cases mentioned above and various other claims and proceedings pending as of December 31, 2004, the Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

The subsidiary company, Samsung Semiconductor Inc. (SSI) is being investigated by the Department of Justice in the U.S.A. regarding possible antitrust violations in the DRAM (Dynamic Random Access Memory) industry. Subsequent to the commencement of the investigation, a number of lawsuits were filed against the Company and SSI. As of the balance sheet date, SSI has established provision amounting to US$100,000 thousand for any potential loss. The Company's management believes that, although the outcome of the investigation is uncertain and could differ from the current estimation, the resolution of the matters will not have a material adverse effect on the operations or financial position of the Company.

18. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock and are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. The debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 2,150,000 shares of common stock and 330,000 shares of non-voting preferred stock (with an acquisition cost of ₩1,046,818 million) were retired on January 15, 2004, with the Board of Directors' approval. Moreover, 3,060,000 shares of common stock and 260,000 shares of non-voting preferred stock (with an acquisition cost of ₩1,978,310 million) were retired on May 4, 2004, with the Board of Directors' approval (Note 21).

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, for direct funding at overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of December 31, 2004, outstanding global depositary receipts consist of 30,307,378 shares for common stock (common stock equivalent: 15,153,939 shares) and 9,980,612 shares for non-voting preferred stock (preferred stock equivalent: 4,990,306 shares).

The Company issued 454,471 shares of common stock upon the conversion of foreign currency convertible bonds amounting to US$42,025 thousand during the year ended December 31, 2004 (Note 15). The cash proceeds in excess of par value amounting to ₩46,995 million were credited to paid-in capital in excess of par value.

As of December 31, 2004, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital since the retirement of capital stock was recorded as a deduction from retained earnings.

19. Retained Earnings

Retained earnings as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003
Appropriated:		
Legal reserve [1]	₩ 447,789	₩ 444,789
Reserve for business rationalization	5,512,101	4,512,101
Reserve for improvement of financial structure [2]	204,815	204,815
Reserve for overseas market development	510,750	510,750
Reserve for overseas investment losses	164,982	164,982
Reserve for research and human resource development	10,936,458	8,436,458
Reserve for export losses	167,749	167,749
Reserve for loss on disposal of treasury stock	800,000	800,000
Reserve for capital expenditure	4,859,891	4,250,393
	23,604,535	19,492,037
Unappropriated	6,970,506	4,917,672
	₩ 30,575,041	₩ 24,409,709

[1] The Korean Commercial Code requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

20. Dividends

The Company declared cash dividends to shareholders of common stock and preferred stock as interim dividends for the six-month periods ended June 30, 2004 and 2003, and as year-end dividends for the years ended December 31, 2004 and 2003.

Details of interim dividends and year-end dividends are as follows:

(A) Interim Dividends

(in millions of Korean won, except for the number of shares)

		2004	2003
Number of shares eligible for dividends	Common stock	137,274,021 shares	141,539,164 shares
	Preferred stock	20,953,734 shares	21,543,734 shares
Dividend rate		100%	10%
Dividend amount	Common stock	₩ 686,370	₩ 70,769
	Preferred stock	104,769	10,772
		₩ 791,139	₩ 81,541

(B) Year-end Dividends

(in millions of Korean won, except for the number of shares)

		2004	2003
Number of shares eligible for dividends	Common stock	133,378,851 shares	139,548,341 shares
	Preferred stock	20,953,734 shares	21,267,614 shares
Dividend rate	Common stock	100%	100%
	Preferred stock	101%	101%
Dividend amount	Common stock	₩ 666,894	₩ 697,742
	Preferred stock	105,817	107,401
		₩ 772,711	₩ 805,143

(C) Dividend Payout Ratio

(in millions of Korean won)	2004	2003
Dividends	₩ 1,563,850	₩ 886,684
Net income	10,786,742	5,958,998
Dividend payout ratio	14.50%	14.88%

(D) Dividend Yield Ratio

	2004		2003	
	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Dividend per share	₩ 10,000	₩ 10,050	₩ 5,500	₩ 5,550
Market price as of December 31, 2004 and 2003	450,500	289,500	451,000	245,500
Dividend yield ratio	2.22%	3.47%	1.22%	2.26%

21. Treasury Stock

The 2,150,000 shares of common stock and 330,000 shares of non-voting preferred stock were retired on January 15, 2004 with the Board of Directors' approval on October 17, 2003. Another 3,060,000 shares of common stock and 260,000 shares of non-voting, preferred stock were retired on May 4, 2004 with the Board of Directors' approval on April 7, 2004 (Note 18).

As of December 31, 2004, the Company holds 13,920,486 shares of its own common stock and 1,879,693 shares of its own preferred stock. This treasury stock is recorded as a capital adjustment.

22. Other Capital Adjustments

Other capital adjustments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003
Gain on valuation of available-for-sale securities	₩ 30,134	₩ 35,208
Loss on valuation of available-for-sale securities	(26,514)	(4,841)
Gain on valuation of investments using the equity method	99,915	613,858
Stock option compensation	692,292	704,316
	₩ 795,827	₩ 1,348,541

23. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant						
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004
Quantity (after reflecting forfeitures and exercises)	1,273,572	2,345,830	873,292	107,558	345,683	₩575,364	₩10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	580,300	460,500
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock merger.

[2] The options can be fully vested after two years from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant and the following assumptions:

	Date of the Grant						
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09	42.46%
Expected life	4years	4years	3years	3years	3years	3years	3years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%

The compensation expense related to stock options amounted to ₩71,693 million for the year ended December 31, 2004, and is estimated to be ₩77,998 million for the periods thereafter.

24. Income Tax Expense

The statutory income tax rate applicable to the Company, including resident surtax, is approximately 29.7%.

Income tax expense for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Current income taxes	₩	1,970,048	₩	1,360,032
Increase (decrease) in deferred income taxes		386,974		(408,647)
Items charged directly to shareholders' equity		(19,238)		(5,893)
	₩	2,337,784	₩	945,492

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

(in millions of Korean won)		2004		2003
Income before taxes	₩	13,124,526	₩	6,904,490
Statutory tax rate		29.7%		29.7%
Expected taxes at statutory rate		3,897,984		2,050,634
Tax credit		(1,649,775)		(1,330,861)
Others, net		89,575		225,719
Actual taxes	₩	2,337,784	₩	945,492
Effective tax rate		17.8%		13.7%

Components of deferred income taxes as of December 31, 2004 and 2003 are as follows:

	2004			2003		
(in millions of Korean won)	**Beginning Balance**	**Increase (Decrease)**	**Ending Balance**	**Beginning Balance**	**Increase (Decrease)**	**Ending Balance**
Deferred income tax assets						
Deferred foreign exchange losses	₩ 15,014	₩ (4,687)	₩ 10,327	₩ 24,462	₩ (9,448)	₩ 15,014
Loss on impairment of investments	127,462	(96,837)	30,625	39,571	87,891	127,462
Depreciation	1,795	(1,795)	-	16,364	(14,569)	1,795
Accrued expenses	291,823	14,157	305,980	188,667	103,156	291,823
Tax credit carry-forwards	363,652	145,052	508,704	242,668	120,984	363,652
Others	25,731	(13,127)	12,604	27,662	(1,931)	25,731
Total deferred income tax assets	825,477	42,763	868,240	539,394	286,083	825,477
Deferred income tax liabilities						
Special reserves appropriated for tax purpose	187,626	239,823	427,449	220,852	(33,226)	187,626
Capitalized interest expense	57,320	(11,669)	45,651	71,654	(14,334)	57,320
Accrued interest income	56,516	(1,459)	55,057	52,216	4,300	56,516
Earnings from equity-method investments	148,920	120,944	269,864	242,877	(93,957)	148,920
Depreciation	-	89,464	89,464	-	-	-
Others	14,653	(13,915)	738	-	14,653	14,653
Total deferred income tax liabilities	465,035	423,188	888,223	587,599	(122,564)	465,035
Net deferred income tax assets (liabilities)	₩ 360,442	₩ (380,425)	₩ (19,983)	₩ (48,205)	₩ 408,647	₩ 360,442

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

The Company did not recognize the income tax effect of a ₩411,737 million temporary difference resulting from the revaluation of land, as the Company does not expect cash inflows from the revalued land.

The Company did not recognize the income tax effect of a temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows such as proceeds from the disposal of, or receipts of dividends from, the investments using the equity method within five years.

25. Earnings Per Share

Earnings per share are calculated as follows:

(in millions of Korean won, except for per share amounts which are in Korean won)

		2004		2003
Basic earnings per share:				
Net income	₩	10,786,742	₩	5,958,998
Adjustments:				
Dividends for preferred stock		(210,586)		(118,173)
Undeclared participating preferred stock dividend		(1,252,192)		(670,804)
Net income available for common stock		9,323,964		5,170,021
Weighted-average number of shares of common stock outstanding		137,321,524		142,204,655
Basic earnings per share	₩	67,899	₩	36,356
Diluted earnings per share:				
Net income available for common stock	₩	9,323,964	₩	5,170,021
Adjustment:				
Interest expense on convertible bonds		-		1,798
Compensation expense for stock options		8,284		15,182
Net income available for common stock and common equivalent shares		9,332,248		5,187,001
Weighted-average number of shares of common stock and common equivalent shares (A) outstanding		139,570,829		144,363,262
Diluted earnings per share	₩	66,864	₩	35,930

(A) Common equivalent shares

	2004		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,249,305	366/366	₩ 2,249,305

The number of dilutive shares of outstanding stock options is computed by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator of the diluted earnings per share computation.

	2003		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Convertible bond			
US$42,705 thousand	461,835	365/365	₩ 461,835
Stock options	1,696,772	365/365	1,696,772
			₩ 2,158,607

26. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2004 and 2003, and the related receivables and payables as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	Sales		Purchases		Receivables		Payables	
Local Companies	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Samsung Corporation	₩ 56,099	₩ 62,201	₩ 1,970,528	₩1,324,062	₩ 27,521	₩ 21,044	₩ 437,365	₩ 521,969
Samsung SDI Co., Ltd.	368,816	286,600	1,913,930	1,587,675	29,517	33,798	146,272	216,787
Samsung Electronics Service Co., Ltd.	204,444	147,329	269,840	211,766	67,137	50,815	96,458	49,436
Samsung Kwangju Electronics Co., Ltd.	38,269	5,323	1,259,170	1,020,792	2,832	2,899	336,375	218,828
Samsung Electro-Mechanics Co., Ltd.	20,244	28,947	1,058,374	856,665	5,147	6,771	80,924	93,527
i Market Korea Inc.	39,652	61,933	236,234	221,797	15,930	15,692	70,337	49,188
Samsung SDS Co., Ltd.	52,381	31,002	542,967	447,774	3,195	2,508	128,648	77,389
Samsung Heavy Industries Co., Ltd.	5,912	4,737	138,889	115,875	8,183	6,809	18,951	63,184
Seoul Commtech Co., Ltd	9,506	6,548	111,248	168,570	4,783	3,123	23,675	36,487
Samsung Corning Precision Glass Co., Ltd.	33,534	4,163	534,004	312,974	26,458	10,145	39,411	26,814
Bluetek Co., Ltd.	40,447	21,536	105,339	82,768	2,340	12,719	35,453	26,945
Samsung Everland	16,791	541	220,710	145,160	187,357	186,091	26,722	17,727
Cheil Communications Inc.	906	817	267,241	204,073	1,418	11	160,269	193,428
Samsung Electronics Logitech Co., Ltd.	2,748	3,012	662,548	427,684	195	1,062	34,462	26,516
Living Plaza	719,119	699,925	5,001	12,169	128	12,719	6,053	10,001
DNS Korea Co., Ltd.	5,704	4,292	110,439	121,137	13,282	1,434	10,527	14,109
Samsung Networks Inc.	8,112	4,575	83,580	75,493	3,064	1,242	14,839	10,570
Samsung Techwin Co., Ltd.	465	564	420,746	247,493	683	35	41,228	24,498
S-LCD Co., Ltd.	689,849	-	-	-	487,936	-	-	-
STECO, Ltd.	-	-	277,392	234,564	-	-	18,432	24,881
Samsung OLED Co., Ltd.	2,616	2	215,156	77,063	-	-	10,124	29,607
Samsung Fire & Marine Insurance Co., Ltd.	6,528	3,657	162,912	143,213	721	3,681	2,805	1,833
Samsung Engineering Co., Ltd.	304	218	125,237	64,796	68	116	35,192	20,290
Novita Co., Ltd.	542	150	83,826	89,358	32	27	33,011	34,976
Other local companies	56,203	45,886	277,661	180,618	52,243	64,360	40,248	24,986
	₩2,379,191	₩1,423,958	₩11,052,972	₩8,373,539	₩940,170	₩437,101	₩1,847,781	₩1,813,976

(in thousands of U.S. dollars)

Foreign Companies	Sales 2004	Sales 2003	Purchases 2004	Purchases 2003	Receivables 2004	Receivables 2003	Payables 2004	Payables 2003
Samsung Semiconductor Inc.	$ 5,576,157	$ 3,064,963	$ 10,622	$ 18	$ 22,994	$ 4,411	$ -	$ 1,247
Samsung Telecommunications America Inc.	2,882,985	1,932,931	189,376	22,635	136	261	31,273	17,325
Samsung Japan Co., Ltd.	3,269,995	2,524,554	3,787,990	3,142,123	346	180	157,235	123,559
Samsung Electronics Taiwan Co., Ltd.	2,421,717	1,889,775	354,131	345,612	3,747	274	19,206	17,789
Samsung Semiconductor Europe GmbH	2,779,367	1,491,940	295	-	1,133	3,099	99	2,705
Samsung Electronics Hong Kong Co., Ltd.	1,355,653	1,055,581	1,094,862	574,751	8,653	463	60,658	3,997
Samsung Asia Private Ltd.	1,750,761	1,272,551	507,995	379,966	4,000	213	33,945	17,703
Samsung Electronics Overseas B.V.	1,455,282	872,215	-	159	50,889	49,990	2,393	206
Samsung Semiconductor Europe Ltd.	1,245,665	835,601	243	-	3,055	19	-	-
Tianjin Samsung Telecom Technology Co., Ltd.	1,565,817	852,046	244	28	31,484	15,063	1	6
Samsung Electronics (UK) Ltd.	900,067	656,797	77,421	17,829	-	-	9,202	4,299
Samsung Electronics America Inc.	1,175,771	1,110,024	1,255,380	938,982	2,216	57	52,729	48,727
Samsung Electronics Suzhou LCD Co., Ltd.	1,020,292	136,660	1,067	148	18,698	-	2,174	1,135
Samsung Electronics GmbH	882,607	490,447	69,687	9,587	-	-	37,012	3,536
Other foreign companies	9,701,787	6,347,116	1,785,707	1,896,850	235,031	137,106	202,023	288,274
	$ 37,983,923	$ 24,533,201	$ 9,135,020	$ 7,328,688	$ 382,382	$ 211,136	$ 607,950	$ 530,508

As of December 31, 2004, the balance of the money Market Fund from Samsung Securities Co., Ltd. amounted to ₩1,312,462 million (2003: ₩1,583,326 million) (Note 5).

27. Research and Development Costs

Research and development costs incurred and expensed for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)		2004		2003
Research expenses	₩	1,825,810	₩	1,353,394
Ordinary development expenses		2,964,079		2,176,039
	₩	4,789,889	₩	3,529,433

28. Foreign Currency Translation

As of December 31, 2004 and 2003, assets and liabilities dominated in foreign currencies and related gains and losses on foreign currency translation for the year ended December 31, 2004 are as follows:

(in thousands of foreign currencies, in millions of Korean won)

Account		2004 Foreign Currencies	2004 Korean Won Equivalent	2004 Translation Loss	2004 Translation Gain	2003 Korean Won Equivalent
Foreign currency deposits	USD	26,144	27,289	₩ -	₩ -	₩ 26,854
	JPY	557,522	5,643	-	-	9,077
	EUR	4,252	6,050	-	-	17,701
	Others		1,594	-	-	2,308
			40,576	-	-	55,940
Trade accounts and notes receivable	USD	365,372	381,375	23,660	86	375,334
	JPY	5,193,649	52,563	3,848	219	25,820
	EUR	5,478	7,794	-	89	15,616
	Others		1,512	1	-	113
			443,244	27,509	394	416,883
Other accounts and notes receivable	USD	188,059	196,297	5,101	1	125,991
	EUR	1,138	1,619	1	12	9,032
	Others		1,208	24	1	1,734
			199,124	5,126	14	136,757
Other assets	USD	59,541	62,151	2,165	-	55,015
	JPY	13,950	141	6	-	-
	EUR	4,590	6,532	41	22	1,134
	Others		3,359	590	79	5,168
			72,183	2,802	101	61,317

Account	2004 Foreign Currencies		2004 Korean Won Equivalent	2004 Translation Loss	2004 Translation Gain	2003 Korean Won Equivalent
Trade accounts and notes payable	USD	351,887	₩ 367,299	₩ 6	₩ 4,142	₩ 339,631
	JPY	22,485,745	227,571	73	171	212,365
	EUR	3,747	5,331	40	-	6,983
	Others		105	-	1	42
			600,306	119	4,314	559,021
Other accounts and notes payable	USD	382,414	399,164	1,606	13,320	510,510
	JPY	7,167,075	72,536	7	890	168,382
	EUR	98,351	139,949	379	57	120,649
	Others		45,434	63	265	16,529
			657,083	2,055	14,532	816,070
Other current liabilities	USD	431,946	450,864	-	83,473	776,067
	JPY	2,588,151	26,193	-	2,944	28,076
	EUR	39,162	55,727	1,306	-	47,686
	Others		423	4	9	3,816
			533,207	1,310	86,426	855,645
Other long-term liabilities (including current portions)	USD	100,085	104,468	2,982	17,347	135,410
Foreign currency Notes and bonds (including current portions)	USD	100,000	104,380	-	15,400	169,873
Total				₩ 41,903	₩ 138,528	

29. Supplementary Information for Computation of Value Added

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for the computation of value added for the years ended December 31, 2004 and 2003, are as follows:

	Cost of Sales		Selling, General and Administrative Expenses		Research and Development Costs	
(in millions of Korean won)	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Wages and salaries	₩1,740,506	₩1,207,259	₩ 856,739	₩ 605,600	₩1,479,362	₩ 969,062
Provision for severance benefits	195,721	114,744	61,690	51,003	107,630	91,264
Employee benefits	213,647	179,003	64,130	54,026	121,675	104,684
Rent	26,388	25,218	16,493	12,606	20,452	18,884
Depreciation and amortization expenses	3,985,867	3,302,915	122,955	110,374	417,293	347,830
Taxes and dues	98,571	81,821	133,381	99,789	44,458	36,592

30. Segment Information

A summary of financial data by business segment and geographic area as of and for the years ended December 31, 2004 and 2003, are as follows:

	2004 Summary of Business by Segment					
(in millions of Korean won)	Digital Media	Telecom-munications	Semi-conductor	LCD	Device Appliances	Others
Sales						
Net sales to external customers	₩ 8,027,556	₩ 18,935,875	₩ 18,224,753	₩ 8,688,676	₩ 3,258,857	₩ 496,642
Intersegment sales	58,734	3,922	1,509,192	1,333,996	6,412	242,835
	₩ 8,086,290	₩ 18,939,797	₩ 19,733,945	₩ 10,022,672	₩ 3,265,269	₩ 739,477
Operating profit (loss)	₩ (25,757)	₩ 2,811,081	₩ 7,474,980	₩ 1,884,546	₩ (53,666)	₩ (74,307)
Property, plant and equipment & Intangible assets	₩ 254,191	₩ 1,227,788	₩ 11,476,886	₩ 4,256,247	₩ 148,099	₩2,763,972
Depreciation & Amortization	₩ 55,862	₩ 199,125	₩ 3,164,323	₩ 951,937	₩ 27,269	₩ 127,599

	2003 Summary of Business by Segment					
	Digital Media	Telecom-munications	Semi-conductor	LCD	Device Appliances	Others
Sales						
Net sales to external customers	₩ 7,718,704	₩ 14,201,733	₩ 12,711,701	₩ 5,192,372	₩ 3,405,270	₩ 352,236
Intersegment sales	17,743	2,355	926,797	936,598	15,079	129,193
	₩ 7,736,447	₩ 14,204,088	₩ 13,638,498	₩ 6,128,970	₩ 3,420,349	₩ 481,429
Operating profit (loss)	₩ 145,063	₩ 2,703,904	₩ 3,613,905	₩ 892,081	₩ (110,820)	₩ (51,431)
Property, plant and equipment & Intangible assets	₩ 312,638	₩ 1,132,075	₩ 9,295,276	₩ 3,822,560	₩ 246,743	₩2,713,045
Depreciation & Amortization	₩ 53,052	₩ 172,419	₩ 2,705,722	₩ 684,908	₩ 30,375	₩ 114,643

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2004	₩ 10,036,763	₩ 22,820,709	₩ 12,805,563	₩ 11,613,163	₩ 356,161
2003	₩ 9,348,628	₩ 15,171,585	₩ 9,970,156	₩ 8,886,821	₩ 204,826

31. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)		2004		2003
Write-off of accounts receivables and others	₩	4,523	₩	6,858
Acquisition of equity-method investments in exchange for inventory		-		19,155
Gain on valuation of available-for-sale securities		12,303		134,440
Loss on valuation of available-for-sale securities		27,624		-
Decrease in gain on valuation of available-for-sale securities by disposal		17,377		19,303
Decrease in loss on valuation of available-for-sale-securities by disposal		5,952		39,217
Transfer from construction-in-progress to other property, plant and equipment accounts		6,921,659		6,097,754
Transfer from construction-in-progress to lease payment receivables		312,034		-
Transfer from machinery-in-transit to other property, plant and equipment accounts		40,345		286,440
Current maturities of other long-term liabilities		2,585		97,879
Current maturities of long-term debt and foreign currency notes and bonds		-		1,070,602
Issuance of common stock arising from the conversion of convertible bonds		49,296		291,355
Decrease in retained earnings arising from retirement of treasury stock		3,025,129		981,298

32. Three-Month Period Information

Financial information for the three-month periods ended December 31, 2004 and 2003 are as follows:

(in millions of Korean won, except for per share amounts which are in Korean won)

	Three-Month Period Ended December 31, 2004	Three-Month Period Ended December 31, 2003
Sales	13,895,332	12,885,018
Operating profit	1,532,617	2,626,498
Net income	1,825,340	1,860,608
Basic earnings per share	11,755	11,440
Diluted earnings per share	11,577	11,236

33. Approval of Audited Financial Statements

The audited financial statements as of and for the year ended December 31, 2004 will be approved by the Board of Directors on February 2, 2005.